January 13, 2025

Phyllis Newhouse
President
CID Holdco, Inc.
7500 Old Georgetown Road, Suite 901
Bethesda, Maryland 20814

Edmund Nabrotzky
Chief Executive Officer
SEE ID, Inc.
7500 Old Georgetown Road, Suite 901
Bethesda, Maryland 20814

       Re: CID Holdco, Inc.
           Amendment No. 5 to Registration Statement on Form S-4
           Filed January 8, 2025
           File No. 333-282600
Dear Phyllis Newhouse and Edmund Nabrotzky:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 7, 2025 letter.
 January 13, 2025
Page 2
Amendment No. 5 to Registration Statement on S-4
Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2024, page
142

1. We note your revisions in response to prior comment 2. Please revise the common stock line-item pro forma amounts to report one amount that is the sum of the historic amount and all of the adjustments. In addition, correct adjustment N under scenario 2.
       Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-
551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-6356 or Jan Woo at 202-551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Gerry Williams
      Krisanne Cunningham